

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 1, 2022

Michael May, Esq.
Assistant General Counsel - Corporate
Chesapeake Energy Corporation
6100 North Western Avenue
Oklahoma City, Oklahoma 73118

> **Re: Chesapeake Energy Corporation**
> **Schedule TO filed August 18, 2022**
> **File No. 005-43515**
> **Registration Statement on Form S-4 filed August 18, 2022**
> **File No. 333-266961**

Dear Mr. May:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. All comments, page references and defined terms below refer to the prospectus included in the registration statement on Form S-4 unless otherwise indicated.

Schedule TO-I and Registration Statement on Form S-4 filed August 18, 2022

Cover Page

1. We note the disclosure indicating that the Company "will announce the final figures that make up the Class A Exchange Consideration, Class B Exchange Consideration and Class C Exchange Consideration no later than 4:30 p.m., New York City time, on the Pricing Date," which is currently the Expiration Date of each of the three Offers. Please advise how the disclosed pricing formulas are consistent with Exchange Act section 14(e), Exchange Act Rule 14e-1(b) and Exchange Act Rules 13e-4(d)(1), (e)(3) and (f)(1)(ii). In responding to this comment, please address the fact that there is currently no global exemptive or no-action relief covering such pricing formulas.

Cautionary Note Regarding Forward-Looking Statements, page 2

2.   We note the disclosure in the the first paragraph of page 2 of the registration statement on Form S-4. We remind you that the safe harbor protections for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act, Section 21E(b)(2)(C) of the Exchange Act and Question 117.05 of the Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 Compliance and Disclosure Interpretations (January 26, 2009) available at www.sec.gov. Please revise the disclosure accordingly.

Certain Defined Terms, page 4

3.   Refer to the defined term "Class A Exchange Consideration" on page 4 and corresponding defined terms for the Class B Warrants and Class C Warrants. Please advise how the fractional share rounding mechanisms are consistent with Exchange Act 13e-4(f)(8)(ii) given the potential result that some holders of warrants may receive more consideration per warrant than other warrant holders.

4.   Refer to the defined term "VWAP Trading Day." With a view towards disclosure, please indicate the circumstances under which and the likelihood that the Common Stock would not be listed on a U.S. national securities exchange during the duration of the Offers. In such a case, advise us what the most likely "principal other market" would be on which the Common Stock would be traded.

Illustrative Formulas, page 15

5.   Please revise this section to disclose an illustrative table showing calculations of the purchase price based on a range of DVWAPs for each of the Offers.

Conditions to the Offers, page 18

6.   Refer to the second and third bullet points on page 18 of the prospectus. A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the Company. The conditions also must be drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. The disclosure in these two bullet points includes the term "threatened" in describing an action or proceeding. With a view towards revised disclosure, please advise what is meant by the term "threatened" and how it may be objectively determinable.

7.   Refer to the fourth bullet point. With a view towards disclosure, please advise us as to the Company's view of what would constitute a "significant worsening" of the "ongoing COVID-19 pandemic" or "war or armed hostilities" based on conditions related to such pandemic and current events in Ukraine existing as of the date of commencement of the Offers. Please also advise us as to whether the Company considers current events related to monkeypox in the United States and elsewhere to constitute "an outbreak of a pandemic

or contagious disease other than COVID-19" and if so, whether the Company has already determined to waive such condition as it specifically relates to monkeypox.

Announcement of Results of the Offers, page 24

8. We note the reference to "promptly as practicable" in the penultimate paragraph on page 24 of the prospectus. We remind the Company of its obligation under Exchange Act Rule 13e-4(c)(4) to file a final amendment reporting "promptly" the results of the Offers.

General

9. Based on the disclosure in Item 10 of the Schedule TO and page 56 of the registration statement on Form S-4, it appears that the Company is intending to incorporate by reference the information required by Item 1010(a) of Regulation M-A. In circumstances where a filing person elects to incorporate by reference the information required by Item 1010(a), all of the summarized financial information required by Item 1010(c) must be disclosed in the document furnished to security holders, in this case the Offer to Exchange. See Instruction 1 to Item 10 of Schedule TO and telephone interpretation I.H.7 in the July 2001 supplement to our "Manual of Publicly Available Telephone Interpretations" available on the Commission's website at http://www.sec.gov. Please revise to include the information required by Item 1010(c) of Regulation M-A.

10. Item 10(b) of the Schedule TO states "Not applicable." However, pro forma information is required and currently disclosed in the registration statement on Form S-4. Please revise accordingly to reflect to the disclosure in the prospectus.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Perry Hindin at 202 551-3444.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions

cc: Kevin M. Richardson